UNITED STATES	SEC FILE NUMBER:
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	001-33469

FORM 12b-25	CUSIP NUMBER:

NOTIFICATION OF LATE FILING

(Check one):

[_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2015

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Yingli Green Energy Holding Company Limited

Full Name of Registrant

Not applicable.

Former Name if Applicable

No. 3399 Chaoyang North Street

Address of Principal Executive Office (Street and Number)

Baoding 071051, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Yingli Green Energy Holding Company Limited (the “Company”) respectfully notifies the Securities and Exchange Commission that the Company is unable to file its annual report on Form 20-F for the year ended December 31, 2015 (the “Form 20-F”) on or before the prescribed due date of May 2, 2016 without unreasonable effort or expense, because the Company needs more time to prepare and review its consolidated financial statements as of and for the year ended December 31, 2015 and notes thereto, to finalize the assessment of its internal control over financial reporting and to finalize its other disclosures, including those related to the Company's liquidity, as further discussed in Section IV below.

The Company’s management expects that the Form 20-F will be filed within the fifteen-day grace period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This notification on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 20-F. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 20-F. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yiyu Wang	(86 312)	8929-700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).Yes[X] No[_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes[X] No[_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date hereof, the Company has not yet finalized its consolidated financial statements as of and for the year ended December 31, 2015 to be included in the Form 20-F nor the other disclosures required therein. However, the Company anticipates the following significant changes in results of operations from the last fiscal year will be reflected in the consolidated financial statements to be included in the Form 20-F.

The Company estimates that its net loss in 2015 was in the range of RMB 5.8 billion to RMB 5.9 billion, increased from net loss of RMB 1.3 billion in 2014. The expected increase of net loss in 2015 was primarily resulted from the following significant changes:

•	The decrease of net revenues. The Company estimates that its total net revenues in 2015 was in the range of RMB10.0 billion to RMB10.2 billion, decreased from net revenue of RMB 12.9 billion in 2014. The expected decrease in total net revenues year-over-year was primarily due to the decrease of PV module shipments (excluding PV module shipments to the Company’s own downstream PV projects in China) from 3,101MW in 2014 to 2,357 MW in 2015 as a result of the lower utilization rate of the Company’s production capacity in certain quarters of 2015 due to tight cash flow as well as the decline of selling price of PV modules around the world, especially in China.

•	The decrease of gross profit. The Company estimates that gross profit in 2015 was in the range of RMB 1.1 billion to RMB1.2 billion, decreased from RMB 2.2 billion which was mainly due to the lower utilization rate of the Company’s production capacity and the decrease of revenue as discussed above.

•	Impairment of long-lived assets. Due to lower-than-expected utilization of certain production facilities, the Company did an impairment analysis on its long-lived assets in 2015 and expects to record an impairment loss of approximately RMB 3.8 billion for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets.

•	Provision for inventory purchase commitments under long-term polysilicon supply contracts. In 2015, the Company expects to record provisions of approximately RMB522.8 million for the prepayments to certain suppliers under the Company’s long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts. No such provision was made in 2014.

•	The increase of income tax expense. The Company expects to recognize income tax expense of approximately RMB731.2 million in 2015, compared to income tax expense of RMB89.7 million in 2014. The expected increase of income tax expense year-over-year was mainly due to assessment on recovery of deferred income tax assets which resulted in an additional valuation allowance of deferred income tax assets in 2015.

The increase of net loss in 2015 is expected to be partially offset by the following significant change:

•	Gain on disposal of land use rights. In 2015, Fine Silicon, one of the Company’s subsidiaries in China, disposed its land use rights and the Company expects to recognize a disposal gain of approximately RMB 1.2 billion.

The Company is also in the process of finalizing its assessment of control deficiencies identified which could be material weakness related to the lack of sufficient accounting and financial reporting personnel with adequate US GAAP knowledge.

In addition, the Company expects to disclose in the Form 20-F that there is substantial doubt as to its ability to continue as a going concern. In particular, Tianwei Yingli, a major subsidiary of the Company, repaid only approximately 70% of the RMB denominated unsecured five-year medium-term notes of RMB1.0 billion (the “2010 MTNs”) when they became due on October 13, 2015, and has RMB denominated unsecured five-year medium-term notes of RMB1.4 billion (the “2011 MTNs”) due on May 12, 2016. As disclosed in the Company’s press release dated April 6, 2016, Tianwei Yingli informed holders of the 2011 MTNs that it would be very difficult for Tianwei Yingli to repay the 2011 MTNs on the due date and Tianwei Yingli proposed to extend the repayment date by two to three years; and holders of the 2010 MTNs demanded Tianwei Yingli to repay the remaining portion of the 2010 MTNs in full together with accrued interests before May 12, 2016. Tianwei Yingli is still in the process of actively discussing with the holders of the 2011 MTNs and the 2010 MTNs about potential extension of the repayment dates of both MTNs and the Company’s alternative financing plans for repayment of both MTNs, such as 1) introduction of strategic investors to invest into the Company and the Company's subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company or the Company’s subsidiaries, and 3) sales of certain long-lived assets including land use rights to obtain additional funds. The Company also expects to disclose such alternative financing plans to improve the Company’s liquidity and financial position in the Form 20-F.

Yingli Green Energy Holding Company Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2016	By:	/s/ Yiyu Wang
	Name:	Yiyu Wang
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).